UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-34184

SILVERCORP METALS INC.

(Translation of registrant's name into English)

Suite 1750 - 1066 West Hastings Street

Vancouver, BC Canada V6E 3X1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Form 6-K (the “Original 6-K”) furnished by Silvercorp Metals Inc. (the “Company”) on May 27, 2026 is being furnished to submit a corrected version of Exhibit 99.3, the Company’s consolidated financial statements for the years ended March 31, 2026 and 2025 (the “2026 Financial Statements”), including the reports of independent registered public accounting firm. The Original 6-K inadvertently omitted the reports of independent registered public accounting firm relating to the 2026 financial statements of the Company and the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026. No other changes have been made to the 2026 Financial Statements that were submitted with the Original 6-K.

This Amendment also re-submits the consent of the independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 5, 2026	SILVERCORP METALS INC.

/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

SUBMITTED HEREWITH

Exhibits 99.3, 99.4, 99.5 and 99.6 included with this report are hereby incorporated by reference as exhibits to the registrant’s registration statement on Form F-10 as amended and supplemented, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Form 52-109F1 Certificate of Annual Filings – CFO *
99.2	Form 52-109F1 Certificate of Annual Filings – CEO *
99.3	Consolidated Financial Statements for the years ended March 31, 2026 and 2025
99.4	Management’s Discussion and Analysis for the years ended March 31, 2026 and 2025 *
99.5	Consent of Deloitte LLP
99.6	Consent of Guoliang Ma *

* Furnished with the Original Form 6-K